SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
94 Em-Ha’moshavot Road
Park Ofer, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

CyberArk Software Ltd. (the “Company”) hereby furnishes the following documents:

(i)
Proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (Israel time) on June 27, 2017, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The proxy statement is furnished with this Form 6-K as Exhibit 99.1 and the proxy card is furnished with this Form 6-K as Exhibit 99.2.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-216755, 333-202850 and 333-200367).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: May 23, 2017	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Proxy statement for the annual general meeting of shareholders of the Company to be held on June 27, 2017.
99.2	Proxy card for the annual general meeting of shareholders of the Company to be held on June 27, 2017.